

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

Via E-mail
Ari Bousbib
Chief Executive Officer & President
IMS Health Holdings, Inc.
83 Wooster Heights Road
Danbury, CT 06810

> **Re:** **IMS Health Holdings, Inc.**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed February 13, 2014**
> **File No. 333-193159**

Dear Mr. Bousbib:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated January 29, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Regarding your response to prior comment 3, please revise your disclosure to clarify that after the completion of your offering your controlling shareholders will be affiliates of TPG Global, LLC CPP Investment Board Private Holdings, Inc., and Leonard Green & Partners, L.P.

2. We note that this amendment now lists an additional ten underwriters on the prospectus cover page. Please confirm to us that the underwriters presented below J.P Morgan, Goldman, Sachs & Co., and Morgan Stanley are managing underwriters. See Item 501(b)(8) of Regulation S-K.

Prospectus Summary

Our Company, page 1

3.   Refer to the sentence immediately below the second bullet point on page 5. Please tell us why you are only disclosing net loss for the combined 2010 year-end period when this portion of your document is comparing your performance between 2010 and 2013.

4.   With regard to your estimate of revenue acceleration in the last full paragraph on page 5 and on page 85, we are unable to find support for the compound annual growth rate estimates at tab 9 of your supplemental materials. Please advise.

Our market opportunity, page 5

5.   Refer to prior comment 8:
   *   Regarding the supplemental materials provided supporting your statement that the life sciences industry is "generating $1 trillion in annual revenue," we note that the information is from 2012. In addition, revenues show a decrease from 2011. Please tell us how you concluded that revenues are currently $1 trillion.
   *   Please expand your disclosure in response to the first sentence in our comment to provide a succinct explanation of how your internally-derived market estimates were calculated.

Risk factors, page 21

6.   Please include a separate risk factor highlighting the conflicts of interest and required participation of a qualified independent underwriter as a result of affiliates of Goldman Sachs & Co. holding a portion of your debt that will be repaid from proceeds of this offering.

Use of proceeds, page 43

7.   Here and on page 14, please disclose the approximate amount of offering proceeds you will use to fund the redemption of your Senior PIK and 12.5% Senior Notes, in accordance with Item 504 of Regulation S-K.

Management's discussion and analysis of financial condition and results of operations

Sources of revenue, page 55

8.   We note your response to prior comment 16. Please clarify the percentage of revenue that is derived from your top 1,000 clients for each period presented in order to better explain the relationship between the retention rates that you provide and revenue that you recognize. Further, tell us what consideration you gave to including retention information on

> page 55 to better explain your disclosure that your information revenue coming from
> subscription and license based contracts has been recurring and predictable.

Executive Compensation

Market surveys, page 111

9.   Please expand your disclosure beginning at the bottom of page 111 in response to prior
        comment 28 to explain the non-binding guidelines and how they are intended to be
        applied when determining equity award grants.

Short-term incentive plans, page 113

10.   We note you revision in response to prior comment 29 on page 114; however, it is
        unclear how the funding level is determined when you "interpolate." If the funding level
        varies linearly so that it increases in equal increments when Adjusted EBITDA is
        between the target and the maximum, please revise to clarify. You should also similarly
        clarify your disclosure on page 115.

Principal and selling stockholders, page 147

11.   Regarding your revisions in response to prior comment 32, please further revise to
        remove all disclaimers of beneficial ownership or advise. We note the disclaimers in
        footnotes (9) – (15).

Notes to consolidated financial statements

Note 2. Summary of significant accounting policies

Revenue recognition, page F-11

12.   We note your response to comment 37. Please clarify the nature of your multi-element
        arrangements that contain software licenses and how you account for them. Tell us the
        nature of the services provided, whether they involve significant customization of the
        software, whether the services are essential to the functionality of the software, and
        whether you have vendor specific evidence of fair value of these services. Clarify
        whether you account for the software and services as separate unit of accounting, and
        when revenue is recognized for each element.

Item 16. Exhibits and financial statement schedules, page II-4

13.   It is unclear from your response to prior comment 43 how you are not materially
        dependent on your arrangement with SunGard. In this regard, we note from your
        disclosure on page 93 that your primary data center serves as a backbone for processing

over 45 billion transactions annually. Please expand your analysis or file a copy of any agreement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Patrick O'Brien, Esq.
        Ropes & Gray LLP